02 DEC -3 AM 9:32

November 27, 2002

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

02060151

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated November 21, 2002, (Sumitomo Metals Announces Results for the First Half of FY 2003)
2. Press Release dated November 21, 2002,(Notice Concerning Operation Transfer)

Very truly yours,

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

M. Shinagawa

Mamoru Shinagawa
Manager
Investor Relations Group, Public Relations & Investor Relations Department
Sumitomo Metal Industries, Ltd.

cc: The Bank of New York

dw 12/4

SUMITOMO METAL INDUSTRIES, LTD.
PUBLIC RELATIONS & INVESTOR RELATIONS DEPARTMENT
8-11, Harumi 1-chome, Chuo-ku, Tokyo 104-6111, Japan
Phone: (03) 4416-6115 Fax: (03) 4416-6798

PRESS RELEASE

SUMITOMO METALS

Sumitomo Metal Industries, Ltd.

November 21, 2002

For immediate release

Sumitomo Metals Announces Results for the First Half of FY2003

Sumitomo Metal Industries, Ltd. announced today its financial results for the First Half of FY2003 (the fiscal year which will end March 31, 2003)

<Consolidated Results of the First Half of FY2003>

(Unit: Million of yen)

	FY2003 First Half	FY2002	
		First Half	Full Year
Sales	593,114	656,367	1,349,528
Operating profit	27,033	16,143	40,096
Recurring profit (loss)	19,620	(9,716)	748
Net Income (loss)	8,585	(18,207)	(104,720)

<Non-Consolidated Results of the First Half of FY2003>

(Unit: Million of yen)

	FY2003 First Half	FY2002	
		First Half	Full Year
Sales	345,721	378,932	772,870
Operating profit	19,090	11,882	32,414
Recurring profit (loss)	12,079	(9,940)	1,007
Net Income (loss)	5,582	(20,168)	(119,427)
Net Income (loss) per share (yen)	1.54	(5.55)	(32.88)
Cash dividend per share (yen)	-	-	-

1. Managemrnt policies and Business results

(1) Management policies - Medium-Term Business Plan (Fiscal Years 2002 - 2005)

On the basis of the Revolution & Rebirth plan formulated in April last year, we have worked hard to strengthen our corporate structure and improve earnings through a variety of measures, including cutting fixed costs by transferring employees and lowering the amount of borrowings outstanding by reducing assets.

In order to further strengthen our management system, we developed this Medium-Term Business Plan (Fiscal Years 2002 - 2005) with the aim of establishing a solid business foundation by striving to raise the efficiency of our steel business and substantially improve our financial position.

Objectives of Medium-Term Business Plan

Worldwide demand for steel is expected to increase steadily in the future, particularly in China and other Asian countries. However, domestic steel demand is expected to diminish gradually over the medium to long-term as Japanese steel consumers shift production overseas.

Our business environment is changing rapidly as a result of global consolidation and reorganizations in steel consuming industries, consolidation among iron ore suppliers and so on.

Given this demand outlook and changing environment, we recognize the need to enhance product competitiveness, excel in customer satisfaction, and strengthen the foundation on which to build a highly profitable business.

To this end, the Medium-Term Business Plan aims to achieve the following targets:

(1) Restructure the steel business and enhance its competitiveness
(2) Strengthen our financial position (on a consolidated basis)
- Consolidated borrowings: ¥1 trillion or below
- ROA: 5% or higher
- Equity ratio: 20% or higher

With respect to each business area, we have already begun to generate stable revenue from our railway, automobile, and machinery parts businesses as well as our pipe and tube business.

As a part of the Medium-Term Business Plan, we intend to integrate our steel sheet and plate manufacturing facilities and create an organization capable of achieving world's best cost competitiveness.

Through these measures, we expect our steel business to be a business organization capable of generating high cash flow.

By concentrating group-wide resources into the steel business, we expect to improve asset efficiency and significantly reduce consolidated borrowings. Moreover, we aim to improve our financial position by increasing equity capital in the near-term.

Specific Measures

(1) Restructure the steel business with the aim of enhancing its competitiveness

1) Seek to establish a world-class steel sheet business by setting up an efficient production system through the concentration of mass- produced steel sheets at Kashima Steel Works and having Wakayama Steel Works specialize in high-end steel sheets.

A. Plan to shut down the hot rolling mill and tandem cold rolling mill at Wakayama Steel Works at end-FY04 and concentrate mass production of steel sheets at Kashima Steel Works. With respect to hot rolled steel sheets, as Kashima Steel Works is unable to absorb the entire production load, we plan to contract Nippon Steel Corporation and Kobe Steel, Ltd. to supply substrates.

B. Seek to establish a highly-competitive position by establishing a fully integrated production system from upstream processes to finishing at Kashima Steel Works when bringing the new No. 1 blast furnace on line in mid-FY04.

C. Wakayama Steel Works will continue to manufacture high-end steel sheets using reverse cold rolling mill, continuous galvanizing lines, and electrical steel production lines.

2) Wakayama Steel Works to operate at full capacity for upstream processes

D. Operate Wakayama Steel Works at full capacity for upstream processes through a long-term stable supply of slabs to China Steel Corporation (CSC) (increase from approx. 600,000 tons per year in the current slab supply to 1.8 million tons per year).
For this purpose, start negotiations with China Steel Corporation (CSC) to make upstream processing a joint venture.

⇨ Completed restructuring of Wakayama Steel Works

3) Integration of stainless steel business

E. We plan to jointly establish a new company with Nippon Steel Corporation to merge the two companies' stainless steel operations (target date: October 2003).

4) We plan to engage in cooperative efforts with neighboring steel works of Nippon Steel Corporation in distribution and raw materials/machinery procurement

5) We plan to engage in cooperative efforts with Kobe Steel, Ltd. in distribution and raw materials/machinery procurement in the titanium business

Reciprocal investment with Nippon Steel and Kobe Steel

F. Mutual investment with Nippon Steel (approximately ¥5 billion) and Kobe Steel (approximately ¥3 billion) with a view to further strengthen our competitiveness in the global market while retaining independent sales and R&D activities.

G. Set up Three Company Tie-Up Study Committee among the three companies in order to increase the efficiency of each participant's business.

(2) Reinforce financial structure

1) Reduce consolidated borrowings to ¥1 trillion or less

H. Concentrate management resources in the steel business (significantly narrow the focus of group business)
I. Sell off non-productive assets (real estate, marketable securities, etc.)

Through these measures, we aim to reduce consolidated borrowings by ¥660 billion from ¥1648.7 billion at end- FY01, and eventually

→ to ¥1 trillion or less by end-FY05.

2) Improve equity ratio

J. Ensure cashflow revenue. Target ROA: 5% or higher
K. Reduce assets
L. Improve our financial position in the near-term (plan to raise capital by around ¥50 billion through private placement)

Through these measures, we aim to increase equity ratio by approximately 11% from 11.3% at end-FY01, and

→ to around 22% by end-FY05.

Financial Targets of Medium-Term Business Plan

(Consolidated)

(100 million yen)

	FY2005	FY2004	(Reference) FY2001
Sales	10,000		13,496
Operating profit	940		400
ROA	5%		1.5%
Recurring profit	700		7
Total assets	18,500		24,334
Balance of debt	9,900	10,900	16,487
Equity	4,150	3,750	2,744
Equity ratio	22%	20%	11.3%
D/E ratio	2.4 times	3 times or less	6 times

(Based on the forecast:
Nationwide crude steel production: 95 million ton
115 yen/dollar)

(Non-consolidated)

(100 million yen)

	FY2005	FY2004	(Reference) FY2001
Sales	6,200		7,728
Operating profit	700		324
ROA	5.1%		1.8%
Recurring profit	500		10
Total assets	13,500		16,802
Balance of debt	6,900	7,600	11,233
Equity	4,320	4,100	3,153
Equity ratio	32%	29%	18.8%
D/E ratio	1.6 times	2 times or less	3.6 times

Conclusion

On the basis of the Medium-Term Business Plan, we will make every effort to establish an efficient steel business and strengthen our financial position.

Moreover, along with our efforts to reinforce our business foundation, we will make efforts to meet the increasing demands of the energy and automobile production sectors, both of which are expected to continue to increase globally. Such efforts will include active promotion of global business development and technology alliances. Also, with respect to Japan, we will launch an IPP (Independent Power Producer) business in fiscal year 2007. Through these efforts, we aim to ensure our earning power and the further growth of the Sumitomo Metals Group.

We believe that these measures will help us respond to a rapidly changing business environment and develop a corporate structure that can ensure stable high profits. Through such corporate structure, we will endeavor to satisfy our shareholders, customers, suppliers, local community, employees, and other stakeholders.

(2) Business results

1) Current interim period

In the current interim period, the Japanese economy continues to face a harsh environment due to several factors including lackluster personal consumption, a fall in stock prices, and growing uncertainty over the future course of the U.S. economy.

The steel industry, as the slump in domestic demand continued, pushed ahead with its large-scale reduction of domestic inventory in the wake of cuts in production aimed at an improvement in the market. At the end of September, inventory levels were roughly at their proper volumes. Steel exports, mainly to Asia, maintained their high levels, and sales prices slightly improved.

Under the prevailing conditions, SMI, in line with its "Revolution and Rebirth" plan formulated in April last year, put the efforts of the entire Group into a range of measures, including strengthening the competitiveness of its steel business and asset reduction.

In April 2002, SMI restructured its businesses into internal companies. Under this new system, each internal company will set up an administrative system where manufacturing and sales will be managed consistently in each business sector.

(Steel)

Sheet Steel, Plate, Titanium & Structural Steel Company

Construction of a new No. 1 blast furnace began at the Kashima Steel Works in May this year, with the goal of increasing the competitive ability of SMI's steel sheets business. This new facility is expected to achieve an across-the-board increase in production efficiency, ranging from upstream through to down-stream processes, and make the Works a world leader in terms of both productivity and performance.

As part of the structural reform of the steel sheet production system, the Wakayama Steel Works began supplying China Steel Corporation (CSC) Group in Taiwan with steel slabs at the rate of 150 thousand tons per quarter.

The devotion to becoming most highly rated company in the eyes of our customers bore fruit. General Motors commended the technical and sales aspects of our automotive steel sheet by conferring its 2001 Supplier of the Year award to SMI for the second year in a row.

Pipe & Tube Company

The company corrected seamless tube prices and expanded of sales of large-diameter pipes, and made a considerable improvement in profitability. In the seamless pipe field, the worldwide consolidation of pipe suppliers and other changes to the supply and demand structure have created a business climate in which the smoothing out of the fluctuations in business performance has enabled the company to achieve a stable increase in profitability.

In the current interim period, the Pipe & Tube Company received substantial orders from major petroleum companies for shipments of Super High Alloy oil well pipe (an ultra-high grade seamless pipe) to the Middle Eastern, U.S. and Southeast Asian regions.

Railway, Automotive & Machinery Parts Company

The company manufactured high-added-value products- based on advanced technological prowess and ability to develop new technologies, and made a steady contribution to profits. In the current interim period, the company received large orders from Union Pacific Railroad Co. and The Burlington Northern and Santa Fe Railway Co. of the U.S. for wheels for the repair of freight cars and the first order from General Motors for wheels for electric locomotives, which gave a rise in exports and helped ensure profitability.

Total sales in steel business were 465.8 billion yen, and operating profit was 27.3 billion yen.

(Engineering)

The engineering business is arranged along three main axes: Construction, Energy Facilities, and Environmental Regenerating and Plant Engineering. Through SMI efforts to boost sales in the construction sector, "Sandwich-type Composite Segments" which is a tunnel lining structure that combines steel and concrete, developed by SMI, has been introduced into the construction of the Kyoto Municipal Subway's Tozai Line.

Interim sales in the engineering business were low, on account of seasonal factors. Interim sales recorded 31.1 billion yen. There was an operating loss of 0.8 billion yen.

(Current interim business results)

SMI's efforts to improve profitability, through a range of measures, including cost reductions and the revision of steel prices, have achieved a considerable improvement in business performance.

SMI has continued to select and focus the businesses within the SMI Group. In the current interim period, in the United States, SMI sold its electro-galvanized sheet producer, L-S Electro-Galvanizing Company. On the domestic front, SMI transferred the operations of Sumikin Chemical Co., Ltd.

SMI endeavored to improve cost competitiveness and strengthen operating systems in various business sectors through measures including the mergers of Sumikin Kashima Koka Co., Ltd. .and Sumikin Wakayama Koka Co., Ltd. and of Sumikin Quartz Products Inc. and Sumikin Ceramics Co., Ltd.

Although consolidated sales of the Group in the current interim period declined 63.2 billion yen over the previous interim period to 593.1 billion yen (due to the transfer of the silicon wafer business), consolidated operating profit was 27.0 billion yen and consolidated recurring profit was 19.6 billion yen. Current-term net income improved by 26.7 billion yen over the previous interim period, to 8.5 billion yen.

On a non-consolidated basis, sales were 345.7 billion yen, operating profit 19.0 billion yen and recurring profit 12.0 billion yen. Current-term net income improved by 25.7 billion yen over the previous interim period, to 5.5 billion yen.

As a result of the overall improvement in Group profitability and emphasis on asset reduction, the current-term consolidated cash flow received 61.3 billion yen from operations, and 47.2 billion yen from investments. On the other hand, 87.0 billion yen was expended on financing, including the reduction of the balance of outstanding borrowings. With the addition of the effects brought about by changes to the scope of consolidation, the fund balance at the end of the current-term increased by 18.0 billion yen over the end of the previous period, to stand at 88.3 billion yen.

Outstanding borrowings are an important management issue. The consolidated outstanding borrowing balance declined by 93.3 billion yen compared with the figure at the end of the previous fiscal year, to 1,555.4 billion yen.

2) Distribution of profit

Since the Company recorded a deficit as of the end of March 2002, the Board of Directors is unable to authorize the payment of an interim dividend, in accordance with the stipulations of Commercial Code. The deficit was eliminated by the disposition of the capital reserve, authorized at the general meeting of stockholders in June this year.

In the current term, it is expected that the Company will be able to post a non-consolidated current-term net income of 11.0 billion yen. Subject to our generating distributable profits sufficient to pay a dividend, we expect to resume dividend payments in Fiscal Year 2002.

3) Outlook for the future

Amid expected declines in demand and upheavals in the business environment, we developed Medium-Term Business Plan (Fiscal Years 2002 - 2005) with the aim of establishing a solid business foundation by striving to raise the efficiency of our steel business and substantially improve our financial position..

In the consolidated accounts of the current period it is expected that the Company will post sales of 1,240.0 billion yen, a recurring profit of 40.0 billion yen, and a current-term net income of 17.0 billion yen; moreover, it is expected that the consolidated balance of outstanding borrowings will decline to approximately 1,460.0 billion yen by the end of the current period- a greater reduction than was foreseen at the beginning of the fiscal year.

Forward-Looking Statements

This press release contains certain forward-looking statements. The company has tried, whenever possible, to identify these forward-looking statements using words such as "anticipated," "believes," "estimates," "expects," "plans," "intends" and similar expressions. Similarly, statements herein that describe the company's business strategy, outlook, objectives, plans, intentions or goals are also forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the company's actual results, performance or achievements to differ materially from those expressed in, or implied by, such statements. These risks and uncertainties may include, but are not limited to: the company's ability to successfully implement its strategies to restructure the steel business and reinforce its financial structure; the effects of and changes in Japanese and worldwide general economic conditions and in the steel industry in particular, including the severity of any economic slowdown, technological and other changes affecting the manufacture of and demand for Sumitomo Metal Industries Group's products, changes in Japanese or other countries' laws and regulations, including with regard to taxation and other risks and uncertainties set forth in subsequent press releases and in Sumitomo Metal Industries Group's public filings. These statements reflect the company's current beliefs and are based upon information currently available to it. Be advised that developments subsequent to this release are likely to cause these statements to become outdated with the passage of time. The company disclaims any intent or obligation to update these forward-looking statements.

November 21, 2002
Sumitomo Metal Industries, Ltd.

Notice Concerning Operation Transfer

Sumitomo Metal Industries, Ltd. decided to transfer operations of our consolidated subsidiary, Sumitomo Metal System Solutions Co., Ltd., to Canon Sales Co., Inc. (Code # 8060, listed on the First Section at the Tokyo Stock Exchange) at our board of directors meeting held on November 21, 2002.

1. Reasons for operation transfer

Sumitomo Metal System Solutions Co., Ltd. was established in October 2000 after the merger of our four system-related subsidiaries, Sumitomo Metal Systems Development Co., Ltd., Sumitomo Metal Information Systems Corporation, Sumikin Control Engineering Co., Ltd. and Sumikin Software Factory Co., Ltd. which strived to expand system sales operations by the technologies that each company specialized in. The new company conducts system integration (SI), network integration, security solutions, and packaged goods businesses.

Sumitomo Metal System Solutions Co., Ltd. plans to expand SI operations further and to shift to such highly profitable operations as packaged SI. The need to set up a development system and reinforce the company's sales capacity is becoming increasingly apparent.

As a global Canon group member in charge of the Japanese market, the Canon Sales Group has a broad customer base. The company plans to develop IT services as one of its major operations with the objective of becoming a "digital solution producer" that can meet the diverse needs of its customers.

As Sumitomo Metal Industries tries to centralize its business and outline its core operations, the operation transfer was agreed upon since Sumitomo Metal System Solutions' SI operation is our non-core domain. Also, substantial correlational effects are expected since Sumitomo Metal System Solutions will be able to strengthen its sales capacity and Canon Sales will be able to reinforce its IT service operations through the strengthening of relations between the two companies.

2. Details of operation transfer

Transferred assets	Transfer value	Remarks
Common stock of Sumitomo Metal System Solutions Co., Ltd.	12.5 billion yen	1,293,804 shares Percentage of total shares outstanding: 100%

*The final transfer value will be determined based upon the acquisition audit result.

Sumitomo Metal System Solutions Co., Ltd. was our company's consolidated subsidiary up until the previous term. The entire stock of Sumitomo Metal System Solutions, 1,268,204 shares (98% of total shares outstanding) that our company holds and 25,600 shares (2% of total shares outstanding) that Sumikin Bussan Corporation and four other companies hold, will be transferred to Canon Sales Co., Inc. Therefore, Sumitomo Metal System Solutions will be excluded from our consolidated subsidiaries.

3. Overview of Sumitomo Metal System Solutions Co., Ltd.

(1) Company name: Sumitomo Metal System Solutions Co., Ltd.
(Upon stock transfer, the company name will be changed.)
(2) Representative: Sheiji Takamatsu, President and CEO
(3) Head office: 1-2-6 Dojima-hama, Kita-ku, Osaka-shi, Osaka
(4) Established: July 1, 1982
(5) Main operations: System integration and consultation, development of computers and communication systems, and development and sales of packaged software.

(6) End of fiscal year:	March 31
(7) Employees:	1,119 (as of April 1, 2002)
(8) Main offices:	Tokyo, Osaka, Kashima, Naoetsu, Amagasaki and Wakayama
(9) Capital:	3,617 million yen (as of March 31, 2002)
(10) Shares outstanding:	1,293,804 shares (as of March 31, 2002)
(11) Major shareholders and percentage:	Sumitomo Metal Industries 1,268,204 shares (98.02%) As for the shares held by other companies, Sumitomo Metal Industries will acquire them and then transfer them to Canon Sales along with the shares Sumitomo Metal Industries already holds.
(12) Results (FY2002):	Sales 29,161 million yen Recurring profits 342 million yen Net income -43 million yen Total assets 15,217 million yen

4. Overview of Canon Sales Co., Inc.

(1) Company name:	Canon Sales Co., Inc.
(2) Representative:	Haruo Murase, President and CEO
(3) Head office:	11-28 Mita 3-chome, Minato-ku, Tokyo
(4) Established:	February 1, 1968
(5) Main operations:	Domestic sales of cameras, office equipment, optical equipment, semiconductor manufacturing devices and other products (primarily developed and produced by Canon, Inc.). Provides services and support activities related to these products. Develops solution operations integrating hardware, software and services.

5. Schedule

November 21, 2002:	Decision at our board of directors' meeting
November 21, 2002:	Execution of a stock transfer agreement
January 10, 2003:	Implementation of the stock transfer (tentative)

6. Projected effect on 2002 results arising from the transfer

Profit from the operation transfer: 3.6 billion yen (extraordinary profit)

The above transfer profit is included in the business projection for fiscal year 2002 that was announced today.